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MAR 3 1 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esae Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 6th Avenue
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Jim Yang

917.399.7600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Yang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esae Capital Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULETTE BAILEY NOTARY NO. 01BA6208510 QUALIFIED IN BRONX COUNTY COMM EXP 07-06 2021 PUBLIC STATE OF NEW YORK

Signature

Managing Partner

Title

03/21/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

-INDEX-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS **PAGE**

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Esae Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Esae Capital Partners, LLC as of December 31, 2020, the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Esae Capital Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Esae Capital Partners, LLC's management. Our responsibility is to express an opinion on Esae Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Esae Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Esae Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Esae Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Esae Capital Partners, LLC's auditor since 2019.

Maitland, Florida

March 16, 2021

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE SHEET

	As of Dec. 31 2020
Assets	
Cash	72,335
Other receivable	2,933
Other	55
Total assets	75,322
TOTAL ASSETS	75,322
Liabilities	
Accounts payable and accrued liabilities	17,895
Total liabilities	17,895
Members' equity	
Members' equity	57,427
Total members' equity	57,427
TOTAL LIABILITIES AND MEMBERS' EQUITY	75,322

The accompanying notes are integral to these financial statements

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the Year Ended December 31, 2020
Revenues		
Advisory Services	$	190,000
Operating expenses		
Compensation		191,055
General and administrative		56,277
Travel & Entertainment		59,312
Rent		23,021
Professional fees		6,999
Total operating expenses		336,664
Other Income / (Expense)		
Realized Gain on investments		(40,952)
Interest Income		13
Dividend/Other income		3,086
Bad Debt Expense		-
Total other income		(37,852)
Provision for Income Taxes		0
Net income (loss)	$	(184,516)

The accompanying notes are integral to these financial statements

STATEMENT OF MEMBERS' EQUITY

		Total Member's Equity
Balance, December 31, 2019	$	486,068
Member contributions		69,318
Member distributions		(313,442)
Adj for Prior Year Acc Oth Comp Inc.		
Net income (loss)		(184,516)
Balance, December 31, 2020	$	57,428

ESAE CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

STATEMENT OF CASH FLOWS

	As of Dec. 31 2020
Cash flows from operating activities:	
Net income (loss)	(184,516)
Adjustments to reconcile for realized gains	40,952
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Depreciation and amortization expense	-
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	45,022
Accounts payable related parties	-
Accounts payable and accrued liabilities	6,118
Other	(34)
Net cash provided (used) by operating activities	(92,458)
Cash flows from investing activities:	
Proceeds from sales of marketable securities	20,713
Purchase of marketable securities	
Net cash used by investing activities	20,713
Cash flows from financing activities:	
Member contributions	69,318
Member distributions	(313,442)
Net cash provided by (used in) financing activities	(244,124)
Net change in cash and cash equivalents	(315,869)
Cash, beginning of period	388,203
Cash, end of period	72,334
Supplemental Disclosure:	
Cash paid for interest	0
Cash paid for taxes	$0

The accompanying notes are integral to these financial statements

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA). The Company was formed to provide corporate finance and advisory services to small to medium size companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2020, the accounts contain $77,334, within the federally insured limits of $250,000.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results can differ from those estimates.

Revenue Recognition:

Significant Judgments – Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees – The Company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress

appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Property and Equipment:

Property, plant and equipment are stated at cost and have been fully depreciated. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets, which for buildings is the lesser of 30 years or the remaining life of the underlying building, up to five years for equipment, and the shorter of lease terms or ten years for leasehold improvements. Depreciation and amortization expense on property and equipment was $0 and $0 during 2020.

Other Receivable:

Other receivable is comprised of reimbursable expenses from customers. As of December 31, 2020, the balances were $0, and the Company had not recorded a reserve for doubtful accounts.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Concentrations of Business:

The Company's revenues during 2020 were concentrated in one client that represented 100% of the Company's revenues.

Income Taxes:

The Company is a limited liability company and as a result is a "disregarded entity" for U.S. Federal state and local income tax purposes by default. All earnings and profits are passed through to the members and are taxed based on their status. Accordingly, no provision for income taxes is made in the financial statements.

NOTE 3 – LEASE COMMITMENTS

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

On January 2, 2014, the Company executed a new sublease with Hana Financial Inc., one-year lease agreement with a 60-day termination notice provision. The annual rent is $21,600. The sub-lease was cancelled in March of 2020. The Company does not have any operating leases.

NOTE 4 – RELATED PARTIES

None

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 5% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2020, the Company has net capital, as defined, of $54,440, which was in excess of its required net capital by $49,440. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was .33 to 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies as of December 31, 2020.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which financial statements were available to be issued and determined the Company has no events and transactions occurring that require disclosure.

Esae Capital Partners, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2020

Total members' equity qualified for net capital	$57,427
Additions	-
Total	$57,427
Deductions	
Other	55
Uncollateralized receivables	2,933
	--
Net capital before haircuts	$54,439
15c3-1(f) haircuts on securities at 15%	-
15c3-1 undue concentration haircuts	-
Net Capital	$54,439
Minimum net capital required	5,000
Excess capital	$49,439
Minimum net capital at 120%	$6,000
Total aggregate indebtedness included in statement of financial condition	$17,895
Ratio of aggregate indebtedness to net capital	33%

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

Esae Capital Partners, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Esae Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Esae Capital Partners, LLC identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A #8 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) Esae Capital Partners, LLC stated that Esae Capital Partners, LLC met the identified exemption provisions throughout period January 1, 2020 through December 31, 2020 without exception. Esae Capital Partners, LLC's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Esae Capital Partners, LLC's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Ohab and Company, PA

Maitland, Florida

March 16, 2021

Esae Capital Partners, LLC
680 6th Avenue
New York, NY 10018

Esae Capital Partners Exemption Report

Esae Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving compensation for financial advisory services and for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jim Yang, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

March 9, 2021

Jim Yang
Managing Director